FOLEY & LARDNER LLP ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FLORIDA 33602-5810 P.O. BOX 3391 TAMPA, FLORIDA 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com
February 10, 2005
WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com Email CLIENT/MATTER NUMBER 999450-0101

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Amendment No. 6 to Registration Statement on Form S-1
File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 6 to the Form S-1 Registration Statement that was filed by the Company on February 10, 2005 (“Amendment No. 6”), solely to include an amended and restated Exhibit 10.9 to the Company’s registration statement in response to comment number one of the Commission’s letter of February 9, 2005.

The following are the Company’s responses to the Commission’s letter of February 9, 2005, containing the Commission’s comments regarding Amendment No. 5. For your convenience, the text of each Commission comment is set forth below, and the Company’s response follows each comment.

General

1.	We note that the agreement filed as Exhibit 10.9 to your registration statement, which sets forth the terms of the debt held by Quantum Value Partners, LP being converted into shares of your common stock, appears to have terminated by virtue of your public offering not having closed on or before January 31, 2004 [sic]. Please tell us supplementally, and with a view towards revised disclosure, whether that agreement has been extended, and if so, please file the revised agreement as an exhibit to your registration statement.

Response: The Company has filed an amended and restated Exhibit 10.9 to address this comment.

2.	We note that under Section 4(b) of your 2004 Equity Incentive Plan, your reverse stock split could be considered an event which would trigger an adjustment to the number and type of shares that could be issued under the plan. Supplementally, and with a view towards revised disclosure, please tell us whether the shares reserved for issuance under your 2004 Equity Incentive Plan remains 350,000 shares of common stock.

Response: The Company’s board of directors intends to adopt a resolution, which will provide that the shares of common stock reserved for issuance under the 2004 Equity Incentive Plan will remain 350,000.

Capitalization – Page 23

3.	Please revise the share amounts in your capitalization table to reflect the effects of the 1-for 3.730879244 reverse stock split of February 2, 2005 in the body of the table rather than in the footnotes to the table.

Executive Compensation – 52

4.	We note that your last completed fiscal year was December 31, 2004. Where Item 402 of Regulation S-K requires information for the last fiscal year, your disclosure should include information for 2004. Please revise to update the compensation disclosure.

Report of Independent Registered Public Accounting Firm – Page F-3

5.	Your auditor should update its report to cover the retroactive application of the reverse stock-split to all share and per share amounts in the financial statements of the successor company as discussed in Note K – Subsequent Event.

Interim Financial Statements (Unaudited) – page F-20

Note B – Significant Changes

Stock Splits

6.	Revise your disclosure to indicate that all share and per share information of the successor company have been restated to reflect the stock splits in accordance with GAAP.

Response: The Company does not believe that the revisions requested in comments three through six are material to investors in determining whether to purchase the Company’s common stock in this offering. Accordingly, the Company will make the appropriate revisions in its final prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures

Anderson & Strudwick, Inc.

707 East Main Street, 20th Floor

Richmond, Virginia

23219

February 10, 2005

VIA EDGAR AND FACSIMILE

Tim Buchmiller, Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.

Registration Statement on Form S-1, as amended

File Number 333-118830

Dear Mr. Buchmiller:

Pursuant to Section 8 of the Securities Act of 1933, and Rule 461 thereunder, Anderson & Strudwick, Inc., as the sole underwriter, hereby respectfully requests acceleration of effectiveness of the above-referenced registration statement for February 14, 2005 to 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, Anderson & Strudwick, Inc. hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	We are aware of our responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they may relate to the proposed initial public offering of the securities referred to in the above-referenced registration statement; and

•	Anderson & Strudwick, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Copies of the Preliminary Prospectus dated February 7, 2005 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. Anderson & Strudwick, Inc. will comply with Rule 15c2-8 under the 1934 Act.

Tim Buchmiller, Attorney-Advisor

February 10, 2005

In connection with the foregoing, please be advised that Anderson & Strudwick, Inc. has effected approximately the following distribution of copies of the Preliminary Prospectus dated February 7, 2005:

Anderson & Strudwick offices	160
Individuals, corporations and other entities	810
Dealers	30

Total	1,000

Please confirm the date and time of effectiveness of the registration statement to Chris Wiltshire at McGuire Woods, our counsel, at (804) 775-1191.

Very truly yours,

Anderson & Strudwick, Inc.

/s/ L. McCarthy Downs, III
L. McCarthy Downs
Senior Vice President

2

VERI-TEK INTERNATIONAL, CORP.

February 10, 2005

VIA EDGAR AND FACSIMILE

Tim Buchmiller, Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Registration Statement on Form S-1, as amended
File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for February 14, 2005 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, Veri-Tek hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Veri-Tek from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Veri-Tek may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Carolyn T. Long at Foley & Lardner LLP, our counsel, at (813) 225-4177.

Very truly yours,

Veri-Tek International, Corp.

/s/ David V. Harper
David V. Harper Chief Financial Officer